82-3768

TATA

RECEIVED

2005 NOV -7 A 11:13

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

1954-2004
YEARS OF AUTOMOTIVE

Fax : 001-202-942-9634
File No.-001-32294

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D C 205 49

October 17, 2005
Sc-15565

SUPPL

Dear Sirs,

Re: Tata Motors Limited - "File No.001-32294"

Furnished herewith is the following information with respect to Tata Motors Limited, a public company with limited liability incorporated under the laws of India, "File No.001-32294":-

> "This is to inform you that a meeting of the Board of Directors of the Company will be held on Tuesday, October 25, 2005, to consider, *inter alia,* the Audited Results for the second quarter and half year ended September 30, 2005 pursuant to Clause 41 of the Listing Agreement with the Stock Exchange, Mumbai."

Kindly contact the undersigned in Mumbai at the above address or by telephone at (91-22) 56657219 or by facsimile at (91-22) 56657260 if you have any questions or require additional information.

Yours faithfully,
Tata Motors Limited

H K Sethna
Company Secretary

Encl: a/a

\\lda\idadata\Stock\TTL-UK-offer-autve-aerospace-cos.doc

PROCESSED

NOV 08 2005

THOMSON
FINANCIAL